EXHIBIT 99.1

August 31, 2022

TO THE SHAREHOLDERS OF Borqs Technologies, INC.

Enclosed is a Notice of the 2022 Annual General Meeting of Shareholders (the “Meeting”) of Borqs Technologies, Inc. (the “Company”), which will be held at the office of Sichenzia Ross Ference LLP at 1185 Avenue of the Americas, 31/F, New York, NY 10036, USA, on October 28, 2022 at 10:00 a.m. local time.

At the Meeting, the shareholders of the Company will consider and vote upon proposals:

1.	To elect two Class I Directors to serve until the 2025 Annual General Meeting of Shareholders (“Proposal One”);

2.	To ratify the appointment of YU Certified Public Accountant PC, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022 (“Proposal Two”); and

3.	To transact such other business as may properly come before the meeting or any adjournment(s) or postponement(s) thereof.

Only holders of record of our ordinary shares, no par value (the “Ordinary Shares”) at the close of business on August 29, 2022, will be entitled to vote at the Meeting.  Each Ordinary Share then held entitles the holder thereof to one (1) vote per proposal.

Adoption of Proposal One requires the affirmative vote of a majority of the shares present in person or by proxy at the Meeting and voting on the proposal.  Adoption of Proposal Two requires the affirmative vote of a majority of the shares present in person or by proxy at the Meeting and voting on the proposal.

You are cordially invited to attend the Meeting in person.  If you attend the Meeting, you may revoke your proxy and vote your shares in person.

IT IS IMPORTANT TO VOTE.  WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Very truly yours,
/s/ Pat Sek Yuen Chan
Pat Sek Yuen Chan
Chief Executive Officer

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

August 31, 2022

NOTICE IS HEREBY given that the 2022 Annual General Meeting of Shareholders (the “Meeting”) of Borqs Technologies, Inc. (the “Company”) will be held at 10:00 a.m. local time on October 28, 2022, at the office of Sichenzia Ross Ference LLP at 1185 Avenue of the Americas, 31/F, New York, NY 10036, USA, for the following purposes, of which Items 1 and 2 are more completely set forth in the accompanying Proxy Statement:

1.	To elect two Class I Directors to serve until the 2025 Annual General Meeting of Shareholders (“Proposal One”);

2.	To ratify the appointment of Yu Certified Public Accountant PC, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022 (“Proposal Two”); and

3.	To transact other such business as may properly come before the meeting or any adjournment(s) or postponement(s) thereof.

The board of directors has fixed the close of business on August 29, 2022, as the record date for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment(s) or postponement(s) thereof.

Only holders of record of our ordinary shares, no par value (the “Ordinary Shares”) at the close of business on August 29, 2022, will be entitled to vote at the Meeting.  Each Ordinary Share then held entitles the holder thereof to one (1) vote per proposal.

IT IS IMPORTANT TO VOTE.  WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

All shareholders must present a form of personal photo identification in order to be admitted to the Meeting.  In addition, if your shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of the Ordinary Shares on August 29, 2022.

If you attend the Meeting, you may revoke your proxy and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS
/s/ Henry Sun
Henry Sun
Chief Financial Officer

August 31, 2022

BORQS TECHNOLOGIES, INC.

PROXY STATEMENT
FOR
ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON OCTOBER 28, 2022

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors (the “Board”) of Borqs Technologies, Inc., a British Virgin Islands corporation (the “Company”), for use at the 2022 Annual General Meeting of Shareholders (the “Meeting”) to be held at the office of Sichenzia Ross Ference LLP at 1185 Avenue of the Americas, 31/F, New York, NY 10036, USA, at 10:00 a.m. local time on October 28, 2022, or at any adjournment(s) or postponement(s) thereof, for the purposes set forth herein and in the accompanying Notice of Annual General Meeting of Shareholders.  This Proxy Statement and the accompanying form of proxy are expected to be mailed on or about September 12, 2022, to the shareholders of the Company entitled to vote at the Meeting.

VOTING RIGHTS AND OUTSTANDING SHARES

The Board has fixed the close of business on August 29, 2022 as the record date (the “Record Date”) for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment(s) or postponement(s) thereof.  As of the Record Date, there were 35,004,333 ordinary shares, no par value (the “Ordinary Shares”) issued and outstanding.  Each shareholder of record on the Record Date is entitled to one (1) vote for each Ordinary Share then held.  The Ordinary Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment(s) or postponement(s) thereof.  Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual General Meeting of Shareholders.

A quorum of fifty percent (50%) of the Ordinary Shares outstanding as of the Record Date, present in person or by proxy, will be required to conduct the Meeting. If you choose to have your shares represented by proxy at the Meeting, you will be considered part of the quorum. If a quorum is not present at the Meeting, the Chairman of the Board may adjourn the meeting to a later date. If an adjournment is for more than thirty (30) days or a new record date is fixed for the adjourned meeting, we will provide notice of the adjourned meeting to each shareholder of record entitled to vote at the meeting.

The Ordinary Shares are listed on the NASDAQ Capital Market under the symbol “BRQS.”

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised.  A proxy may be revoked by filing with the Secretary of the Company at the Company’s Hong Kong office, Office B, 21/F, Legend Tower, 7 Shing Yip Street, Kwun Tong, Kowloon, Hong Kong, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE

ELECTION OF DIRECTORS

As provided in the Company’s Memorandum of Association, as amended, the Board is divided into three classes and each director is elected to serve for a three-year term.  Directors elected to the Board serve until the annual general meeting of shareholders three years after their election or until a director’s successor is duly elected.  The terms of the two directors in Class I will expire at the 2022 Annual General Meeting of Shareholders. The term of the two directors in Class II will expire at the 2023 Annual General Meeting of Shareholders.  The term of the one director in Class III will expire at the 2024 Annual General Meeting of Shareholders.

The Board has nominated Wan Yu (Lawrence) Chow and Ji (Richard) Li as Class I directors. If duly elected at this Meeting, the foregoing nominees will serve until the 2025 Annual General Meeting of Shareholders or whenever their successors are duly elected.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the person named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following nominee.  It is expected that the nominee will be able to serve, but if before the election it develops that the nominee is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee as the current board of directors may recommend.

Nominees for Election to the Company’s Board of Directors

Information concerning the two nominees for Class I director of the Company is set forth below:

Name	Age	Position
Wan Yu (Lawrence) Chow	59	Class I Director
Ji (Richard) Li	62	Class I Director

Wan Yu (Lawrence) Chow, Ph.D., age 59, was elected as an independent board member by our stockholders in December 2018. Dr. Chow has almost 30 years of experience in the ICT industry, he has extensive working experience with large and complex global FinTech, Telco + Network Equipment Provider & Education industries with a successful track record of delivering outstanding commercial and technical results in Fortune 500 organizations to small start-ups. He started his career in 1989 at various Silicon Valley tech companies including Xerox Corporation, Amdahl Corporation, and Sun Microsystems. At Sun Micro, Dr. Chow served as the Chief Technical Consultant from 1993 to 1999 for the Greater China region. After serving as the Director of Strategic Alliance for PeopleSoft Inc., North Asia, from 2000 to 2001, he rejoined Sun Micro Greater China as its CTO/NEP Technology Office from 2002 to 2008. He joined SAP China as Managing Partner from 2012 to 2015. Currently, he is serving as Director and Strategic Partner for QLIK Greater China since 2017. Dr. Chow received two Bachelor’s Degrees in Computer Science and Information System from Oregon State University in 1988 and earned a Master’s Degree in Computer Science from Pacific W. University in 1993. He received another Master’s Degree in Education Management from Tarlac State University in 2011. Dr. Chow received his PhD in Education Management from HKMA/Tarlac State University in 2015.

Ji (Richard) Li, age 62, was elected as an independent board member by our stockholders in December 2018. Mr. Li has 23 years of experience in the telecom industry and has worked in various multinational companies. He started his career in 1982 as a lecturer at Huazhong University of Science and Technology in China. He was the General Manager of UTStarcom Inc.’s Shenzhen Office from 1995 to 2001, where he led a team to develop telecom switches based on soft switch technology, and the product was launched in China with more than 50 million subscribers. Mr. Li was the Founder of Fiberxon, Inc. from 2001 to 2004, where he led a team to develop fiber optics equipment. This company was successfully sold to MRV Communication. He was the founder and served as the Chief Executive Officer of AngleCare Inc. from 2005 to 2006, where he led a team to develop mobile health care applications. Mr. Li was the CEO and General Manager of Wuhan HSC Technology Inc. from 2006 to 2007, where he led a team to develop advertisement systems used for public transit systems successfully used in the Wuhan Taxi network. He has been serving as General Manager of Vinko Technology Inc. from 2010 to 2014, where he led a team to develop telecom payment systems in China. He is currently an Angel Investor, which he has been since 2014. Mr. Li received his Master’s Degree in Information Engineering from Huazhong University of Science and Technology.

Based on the above description of Mr. Chow and Mr. Li’s extensive background, the Company believes that Mr. Chow and Mr. Li both qualify to serve on the Board of Directors.

The following subcommittees of the Board all consist of independent directors:

●	Audit Committee. The Board established an Audit Committee, which is responsible for reviewing the Company’s accounting controls and the appointment of the Company’s outside auditors. The Audit Committee currently consists of Heung Sang Addy “Dexter” Fong (Chairperson), Wan Yu “Lawrence” Chow and Ji “Richard” Li.

●	Compensation Committee. The Board established a Compensation Committee, which is responsible for implementing, reviewing and approving the Company’s compensation plans to its employees and directors. The Compensation Committee currently consists of Heung Sang Addy “Dexter” Fong (Chairperson), Wan Yu “Lawrence” Chow and Shizhu “Steve” Long.

●	Nominating and Corporate Governance Committee. The Board established a Nominating and Corporate Governance Committee, which is responsible for establishing criteria and qualifications for membership on the Board, selecting candidates, and monitoring and recommending subcommittees of the Board for the appropriate corporate governance guidelines. The Nominating and Corporate Governance Committee currently consists of Wan Yu “Lawrence” Chow (Chairperson) and Heung Sang Addy “Dexter” Fong.

●	Enterprise Risk Oversight Committee. The Board established an Enterprise Risk Oversight Committee, which is responsible for carrying out the responsibility of overseeing the effectiveness of risk management policies, procedures and practices implemented by management of the Company with respect to strategic, operational, environmental, health and safety, human resources, legal and compliance and other risks faced by the Company. This committee currently consists of the same members as the Audit Committee.

●	Risk and Security Committee. The Board established a Risk and Security Committee, which is responsible for overseeing and reviewing the Company’s internal controls to protect the Company’s information and proprietary assets. This committee currently consists of the same members of the Nominating and Corporate Governance Committee.

Required Vote.  Approval of Proposal One will require the affirmative vote of a majority of the shares present in person or by proxy at the Meeting and voting on the proposal.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE NOMINEE FOR CLASS III DIRECTOR.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH PROPOSED DIRECTOR UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

RATIFICATION OF APPOINTMENT OF
independent registered public accounting firm

The Board is submitting for ratification at the Meeting the selection of Yu Certified Public Accountant PC (“YU CPA”) as the Company’s independent registered public accounting firm auditors for the fiscal year ending December 31, 2022. YU CPA was appointed as the Company’s independent registered public accounting firm by the Audit Committee on August 11, 2022.

YU CPA has advised the Company that YU CPA does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company other than in its capacity as the Company’s independent registered public accounting firm.

All services rendered by YU CPA are subject to review by the Audit Committee.

Required Vote.  Approval of Proposal Two will require the affirmative vote of the majority of the shares present in person or by proxy at the Meeting and voting on the proposal.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF YU CERTIFIED PUBLIC ACCOUNTANT PC AS THE independent registered public accounting firm OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2022.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company.  Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, telegraph, electronic mail or personal contact.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting.  Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

REPORTS TO SHAREHOLDERS

The Company’s latest annual report on Form 20-F to shareholders for the year ended December 31, 2021 (the “Annual Report”) and this Proxy Statement are available on the Company’s website at www.borqs.com.  Upon request, and without charge, the Company will furnish each person to whom this Proxy Statement is delivered with a copy of the Company’s Annual Report.  To request a copy, please email to Sandra Dou, VP of Corporate Finance, at sandra.dou@borqs.net or write to Investor Relations, Borqs Technologies, Inc., Office B, 21/F, Legend Tower, 7 Shing Yip Street, Kwun Tong, Kowloon, Hong Kong.

By Order of the Board of Directors
/s/ Henry Sun
Henry Sun
Chief Financial Officer

August 31, 2022